ALPHA ALTERNATIVE ASSETS FUND

1290 Broadway, Suite 1000

Denver, Colorado 80203

October 21, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Alpha Alternative Assets Fund Registration Statement on Form N-2 (File No. 333-259960)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a delaying amendment with respect to the Registration Statement on Form N-2 (File No. 333-259960) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2021 (Accession No. 0001398344-21-019557). This filing is made solely to add language that was inadvertently omitted from such Registration Statement.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on October 21, 2021. No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call JoAnn M. Strasser at 614-469-3265.

Sincerely,

ALPHA ALTERNATIVE ASSETS FUND

By: /s/Christopher Shaw

Name: Christopher Shaw

Title: Trustee and President